UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)
AIRVANA, INC.

(Name of Issuer)
AIRVANA, INC.
72 MOBILE HOLDINGS, LLC
72 MOBILE ACQUISITION CORP.
72 MOBILE INVESTORS, LLC
RANDALL BATTAT
VEDAT EYUBOGLU
SANJEEV VERMA

(Names of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
00950V 101

(CUSIP Number of Class of Securities)
Randall S. Battat
President and Chief Executive Officer
Airvana, Inc.
19 Alpha Road
Chelmsford, MA 01824
(978) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
With Copies to:

Mark G. Borden, Esq. Jay E. Bothwick, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Daniel Clivner, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7555
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$536,432,907	$38,248

*	The transaction value was determined based on the sum of: (a) 63,073,600 shares of Airvana common stock multiplied by $7.65 per share; and (b) 13,343,199 shares of Airvana common stock underlying outstanding stock options with exercise prices less than $7.65 per share multiplied by $5.205 (which is the difference between $7.65 per share and the weighted average exercise price per share).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying $0.000731 by the sum of the preceding sentence.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $38,248

Form or Registration No.: Schedule 14A

Filing Party: Airvana, Inc.
Date Filed: January 14, 2010

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Airvana, Inc., a Delaware corporation (“Airvana” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (b) 72 Mobile Holdings, LLC, a Delaware limited liability company (“Parent”), (c) 72 Mobile Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Parent, (d) 72 Mobile Investors, LLC, a Delaware limited liability company (the “other Buyer Filing Person”), (e) Randall Battat, an individual and President and Chief Executive Officer of Airvana, (f) Vedat Eyuboglu, an individual and co-founder of Airvana, and (g) Sanjeev Verma, an individual and co-founder of Airvana (collectively, the “Filing Persons”). Parent is a newly formed entity to be owned directly and indirectly by affiliates of S.A.C. Private Capital Group, LLC, GSO Capital Partners LP, ZelnickMedia LLC and funds advised by Sankaty Advisors, LLC. 72 Mobile Investors, LLC is the managing member of Parent.
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 17, 2009 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to closing of the Merger (as defined below) are satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). Upon completion of the Merger, each share of the Company’s common stock will be converted into the right to receive $7.65 in cash, without interest and less any applicable withholding taxes, other than those shares held by (a) any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and (b) Parent or any of its subsidiaries, including shares to be contributed to Parent immediately prior to the completion of the Merger by Randall Battat and related trusts, Vedat Eyuboglu, his spouse and related trusts, and Sanjeev Verma, his spouse and related trusts (collectively, the “Rollover Stockholders”). The Rollover Stockholders will exchange a portion of their Airvana shares for an equity interest in Parent.
     Concurrently with the filing of this Transaction Statement, Airvana is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Airvana at which the stockholders of Airvana will consider and vote upon a proposal to approve and adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons, including Airvana, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.     Summary Term Sheet
The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
Item 2.     Subject Company Information
(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
Airvana, Inc.
19 Alpha Road
Chelmsford, MA 01824
(978) 250-3000
(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Market Price of Airvana Common Stock”
“Important Information About Airvana—Market Price and Dividend Data”
(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information About Airvana—Market Price and Dividend Data”
(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information About Airvana—Transactions in Shares of Common Stock—Prior Public Offerings”
(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Airvana—Transactions in Shares of Common Stock—Purchases by Airvana”
“Important Information About Airvana—Transactions in Shares of Common Stock—Purchases by the Rollover Stockholders”
“Important Information About Airvana—Transactions in Shares of Common Stock—Purchases by Parent, Merger Sub and the other Buyer Filing Person”
Item 3.     Identity and Background of Filing Person(s)
(a) Name and Address. Airvana, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Merger and the Merger Agreement—The Parties to the Merger”
“The Parties to the Merger”
“Important Information About Airvana—Directors and Executive Officers of Airvana”
“Annex D—Information Regarding Parent, Merger Sub, other Buyer Filing Person and Rollover Stockholders”
(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Merger and the Merger Agreement—The Parties to the Merger”
“The Parties to the Merger”
“Annex D—Information Regarding Parent, Merger Sub, other Buyer Filing Person and Rollover Stockholders”
(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Airvana—Directors and Executive Officers of Airvana”
“The Parties to the Merger”
“Annex D—Information Regarding Parent, Merger Sub, other Buyer Filing Person and Rollover Stockholders”

Item 4.     Terms of the Transaction
(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
“The Special Meeting—Vote Required”
“Special Factors”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Interests of the Company’s Directors and Executive Officers in the Merger”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger— Airvana Director Compensation Arrangements and Other Interests”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Appraisal Rights”
“Questions and Answers about the Merger and the Special Meeting”
“The Special Meeting—Rights of Stockholders Who Object to the Merger”
“The Merger Agreement (Proposal No. 1)—Appraisal Rights”
“Appraisal Rights”
“Annex C—Section 262 of the General Corporation Law of the State of Delaware”
(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors—Provisions for Unaffiliated Security Holders”
(f) Eligibility for Listing or Trading. Not Applicable.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Merger and the Merger Agreement”
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purpose and Reasons of the Rollover Stockholders for the Merger”

“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Special Meeting—Voting by Airvana’s Directors and Executive Officers”
“Special Factors—Financing of the Merger—Parent Interim Investors Agreement”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
“Where You Can Find More Information”
Item 6.     Purpose of the Transaction and Plans or Proposals
(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
“Special Factors—Plans for Airvana After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Plans for Airvana After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Delisting and Deregistration of Airvana Common Stock”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
Item 7.     Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purpose and Reasons of Parent, Merger Sub and the other Buyer Filing Person for the Merger”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Purpose and Reasons of Parent, Merger Sub and the other Buyer Filing Person for the Merger”
“Special Factors—Purpose and Reasons of the Rollover Stockholders for the Merger”
“Special Factors—Effects on the Company if the Merger is Not Completed”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors— Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Purpose and Reasons of Parent, Merger Sub and the other Buyer Filing Person for the Merger”
“Special Factors—Purpose and Reasons of the Rollover Stockholders for the Merger”
“Special Factors—Plans for Airvana After the Merger”
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Plans for Airvana After the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Effects on the Company if the Merger is Not Completed”
“Special Factors—Financing of the Merger”
“Special Factors—Material U. S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Fees and Expenses of the Merger”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
Item 8.     Fairness of the Transaction
(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Merger and the Special Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Position of Parent, Merger Sub and the other Buyer Filing Person as to the Fairness of the Merger”
“Special Factors—Position of the Rollover Stockholders as to the Fairness of the Merger”
“Annex B—Opinion of Goldman, Sachs & Co.”
     The presentation dated December 17, 2009 and the draft presentations dated July 14, 2009, August 11, 2009, September 4, 2009 and December 9, 2009, each prepared by Goldman Sachs for the special committee of Airvana, are attached hereto as Exhibits (c)(2) — (c)(6) and are incorporated by reference herein.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Opinion of the Special Committee’s Financial Advisor”
“Questions and Answers About the Merger and the Special Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Position of Parent, Merger Sub and the other Buyer Filing Person as to the Fairness of the Merger”
“Special Factors—Position of the Rollover Stockholders as to the Fairness of the Merger”
“Special Factors—Certain Effects of the Merger”
“Annex B—Opinion of Goldman, Sachs & Co.”
     The presentation dated December 17, 2009 and the draft presentations dated July 14, 2009, August 11, 2009, September 4, 2009 and December 9, 2009, each prepared by Goldman Sachs for the special committee of Airvana, are attached hereto as Exhibits (c)(2) — (c)(6) and are incorporated by reference herein.
(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. However, it is structured to require the holders of a majority of the outstanding shares of the Company’s common stock present in person or by proxy and voting at the Company’s special meeting to adopt the merger agreement as a condition to the merger. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Special Meeting”
“Questions and Answers About the Merger and the Special Meeting”
“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
“The Special Meeting—Vote Required”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“The Merger Agreement (Proposal No. 1)—Conditions to Closing the Merger”
“Annex A—Agreement and Plan of Merger”
(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Position of Parent, Merger Sub and the other Buyer Filing Person as to the Fairness of the Merger”
“Special Factors—Position of the Rollover Stockholders as to the Fairness of the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Annex B—Opinion of Goldman, Sachs & Co.”
(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Recommendation of the Special Committee”
“Summary Term Sheet—Other Important Considerations—Recommendation of the Board of Directors”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Recommendation of the Board of Directors”
(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
Item 9.     Reports, Opinions, Appraisals and Certain Negotiations
(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Annex B—Opinion of Goldman, Sachs & Co.”
     The presentation dated December 17, 2009 and the draft presentations dated July 14, 2009, August 11, 2009, September 4, 2009 and December 9, 2009, each prepared by Goldman Sachs for the special committee of Airvana, are attached hereto as Exhibits (c)(2) — (c)(6) and are incorporated by reference herein.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Opinion of the Special Committee’s Financial Advisor”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors—Opinion of the Special Committee’s Financial Advisor”
“Annex B—Opinion of Goldman, Sachs & Co.”
(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.
Item 10.     Source and Amounts of Funds or Other Consideration
(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Financing of the Merger”
“Summary Term Sheet—The Merger and the Merger Agreement—Limitations on Remedies and Liability Cap”
“Special Factors—Background of the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Limited Guarantee; Remedies”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Financing of the Merger”
“Summary Term Sheet—The Merger and the Merger Agreement—Limitations on Remedies and Liability Cap”
“Special Factors—Effects on the Company if the Merger is Not Completed”
“Special Factors—Financing of the Merger”
“Special Factors—Limited Guarantee; Remedies”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“The Special Meeting—Solicitation of Proxies”
“Special Factors—Financing of the Merger”
“Special Factors—Fees and Expenses of the Merger”
“The Merger Agreement (Proposal No. 1)—Termination Fees”
“The Merger Agreement (Proposal No. 1)—Limitation on Remedies and Liability Cap”
“Annex A—Agreement and Plan of Merger”
(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Financing of the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Financing of the Merger”
“The Merger Agreement (Proposal No. 1)”
“Annex A—Agreement and Plan of Merger”
Item 11.      Interest in Securities of the Subject Company
(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About Airvana—Security Ownership of Certain Beneficial Owners and Management”
(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Airvana—Transactions in Shares of Common Stock”
“Important Information About Airvana—Security Ownership of Certain Beneficial Owners and Management”
Item 12.      The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Interests of the Company’s Directors and Executive Officers in the Merger”
“Questions and Answers About the Merger and the Special Meeting”
“The Special Meeting—Voting by Airvana’s Directors and Executive Officers”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Other Important Considerations—Recommendation of the Special Committee”
“Summary Term Sheet—Other Important Considerations—Recommendation of the Board of Directors”
“Questions and Answers About the Merger and the Special Meeting”
“The Special Meeting—Voting by Airvana’s Directors and Executive Officers”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
Item 13.      Financial Information
(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          “Important Information About Airvana—Historical Selected Financial Data”
          “Important Information About Airvana—Ratio of Earnings to Fixed Charges”
          “Important Information About Airvana—Projected Financial Information”
          “Important Information About Airvana—Book Value Per Share”
          “Where You Can Find More Information”
Certain of the materials filed as Exhibits (c)(2) — (c)(6) to this Schedule 13e-3 include projected financial information. Airvana does not, as a matter of course, publicly disclose projections as to its future financial performance. The projections were not prepared with a view to public disclosure and are included in this Schedule 13e-3 only because such information was made available, in whole or in part, to bidders and their financing sources in connection with their due diligence review of Airvana and to Goldman, Sachs & Co. for use in connection with its financial analysis in connection with the merger. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Ernst & Young LLP has not examined, compiled or otherwise applied procedures to the projections included in any of the presentations filed as Exhibits to this Schedule 13e-3 and, accordingly, assumes no responsibility for, and expresses no opinion on, them.
     (b) Pro Forma Information. Not Applicable.
Item 14.      Persons/Assets, Retained, Employed, Compensated or Used
(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Questions and Answers About the Merger and the Special Meeting”
          “The Special Meeting—Solicitation of Proxies”
          “The Special Meeting—Questions and Additional Information”
(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Questions and Answers About the Merger and the Special Meeting”
          “The Special Meeting—Solicitation of Proxies”
          “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
Item 15.      Additional Information
(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16.      Exhibits

(a)(1)	Preliminary Proxy Statement of Airvana, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on February 22, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on December 18, 2009.

(a)(6)	Form DEFA14A of Airvana, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on December 22, 2009.

(b)(1)*	Senior Secured Loan Commitment Letter Agreement, dated December 17, 2009, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(b)(2)*	Amendment to Senior Secured Loan Commitment Letter Agreement, dated January 13, 2010, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 17, 2009.

(c)(3)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated July 14, 2009.

(c)(4)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated August 11, 2009.

(c)(5)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated September 4, 2009.

(c)(6)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 9, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of December 17, 2009, by and among Airvana, Inc., 72 Mobile Holdings, LLC. and 72 Mobile Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)*	Limited Guarantee, dated December 17, 2009, by S.A.C. Capital Management, LLC in favor of Airvana, Inc.

(d)(3)*	Amended and Restated Confidentiality Agreement, dated December 17, 2009, by and between Airvana, Inc. and S.A.C. Private Capital Group, LLC.

(d)(4)*
Holdings Interim Investors Agreement, dated as of December 17, 2009, by and among 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., S.A.C. Capital Management, LLC, 72 Mobile Investors, LLC, Vedat Eyuboglu, Assia Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust, Beaver Brook GV 2008 Trust, Sanjeev Verma, C.H. 2008 Trust, Cape Himalaya Trust and Randall S. Battat Revocable Trust.

(d)(5)*	Rollover Commitment Letter, dated December 17, 2009, from Randall S. Battat to 72 Mobile Holdings, LLC.

(d)(6)*	Rollover Commitment Letter, dated December 17, 2009, from Sanjeev Verma, C.H. 2008 Trust and Cape Himalaya Trust to 72 Mobile Holdings, LLC.

(d)(7)*
Rollover Commitment Letter, dated December 17, 2009, from Vedat Eyuboglu, Assai Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust and Beaver Brook GV 2008 Trust to 72 Mobile Holdings, LLC.

(d)(8)*
Termination Agreement, dated January 7, 2010, by and among Airvana, Inc., Sanjeev Verma, Vedat Eyuboglu, Matrix Partners VI, L.P., Matrix Partners VII, L.P., Matrix VI Parallel Partnership-A, L.P., Matrix VI Parallel Partnership-B, L.P., Weston & Co VI LLC, Weston & Co. VII LLC and Sparta Group MA LLC Series 5.

(d)(9)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Sanjeev Verma.

(d)(10)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Randall S. Battat.

(d)(11)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Vedat Eyuboglu.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on January 15, 2010.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2010

AIRVANA, INC.
By:	/s/ Peter C. Anastos
	Name:	Peter C. Anastos
	Title:	Vice President, General Counsel and Secretary

72 MOBILE HOLDINGS, LLC
By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	President

72 MOBILE INVESTORS, LLC
By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	President

72 MOBILE ACQUISITION CORP.
By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	President

/s/ Randall Battat
Randall Battat

/s/ Vedat Eyuboglu
Vedat Eyuboglu

/s/ Sanjeev Verma
Sanjeev Verma

Exhibit Index

(a)(1)	Preliminary Proxy Statement of Airvana, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on February 22, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Airvana, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Airvana, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on December 18, 2009.

(a)(6)	Form DEFA14A of Airvana, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on December 22, 2009.

(b)(1)*	Senior Secured Loan Commitment Letter Agreement, dated December 17, 2009, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(b)(2)*	Amendment to Senior Secured Loan Commitment Letter Agreement, dated January 13, 2010, between GSO Capital Partners LP and 72 Mobile Holdings, LLC.

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 17, 2009.

(c)(3)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated July 14, 2009.

(c)(4)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated August 11, 2009.

(c)(5)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated September 4, 2009.

(c)(6)*	Draft Presentation of Goldman Sachs to the special committee of Airvana, Inc., dated December 9, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of December 17, 2009, by and among Airvana, Inc., 72 Mobile Holdings, LLC. and 72 Mobile Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)*	Limited Guarantee, dated December 17, 2009, by S.A.C. Capital Management, LLC in favor of Airvana, Inc.

(d)(3)*	Amended and Restated Confidentiality Agreement, dated December 17, 2009, by and between Airvana, Inc. and S.A.C. Private Capital Group, LLC.

(d)(4)*
Holdings Interim Investors Agreement, dated as of December 17, 2009, by and among 72 Mobile Holdings, LLC, 72 Mobile Acquisition Corp., S.A.C. Capital Management, LLC, 72 Mobile Investors, LLC, Vedat Eyuboglu, Assia Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust, Beaver Brook GV 2008 Trust, Sanjeev Verma, C.H. 2008 Trust, Cape Himalaya Trust and Randall S. Battat Revocable Trust.

(d)(5)*	Rollover Commitment Letter, dated December 17, 2009, from Randall S. Battat to 72 Mobile Holdings, LLC.

(d)(6)*	Rollover Commitment Letter, dated December 17, 2009, from Sanjeev Verma, C.H. 2008 Trust and Cape Himalaya Trust to 72 Mobile Holdings, LLC.

(d)(7)*
Rollover Commitment Letter, dated December 17, 2009, from Vedat Eyuboglu, Assai Eyuboglu, Beaver Brook Irrevocable Trust, Beaver Brook GA 2008 Trust and Beaver Brook GV 2008 Trust to 72 Mobile Holdings, LLC.

(d)(8)*
Termination Agreement, dated January 7, 2010, by and among Airvana, Inc., Sanjeev Verma, Vedat Eyuboglu, Matrix Partners VI, L.P., Matrix Partners VII, L.P., Matrix VI Parallel Partnership-A, L.P., Matrix VI Parallel Partnership-B, L.P., Weston & Co VI LLC, Weston & Co. VII LLC and Sparta Group MA LLC Series 5.

(d)(9)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Sanjeev Verma.

(d)(10)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Randall S. Battat.

(d)(11)*	Letter Agreement, dated December 17, 2009, between 72 Mobile Holdings, LLC and Vedat Eyuboglu.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

* Previously filed on January 15, 2010.